EXHIBIT 99.4

February 22, 2007

Edge Petroleum Corporation
1301 Travis Street, Suite 2000
Houston, Texas  77002

Gentlemen:

At your request, we have prepared a supplemental letter report to our original report dated January 23, 2007 of the reserves, future production, and income attributable to certain leasehold and royalty interests of Edge Petroleum Corporation (Edge) as of December 31, 2006.  This report corrects Table 213 (Chapman Ranch 16) in our original report which showed a development cost of 4667.52 M$ in year 2007.  This development cost should not have been included and was removed for this supplemental report.  The revised Table 213 as well the updated Grand Summaries for Total Proved Reserves and Total Proved Producing Reserves are included as attachments to this letter.  The results of this study are summarized below.

Supplemental Summary
SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Edge Petroleum Corporation

	As of December 31, 2006
	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – Barrels	806,233	873,888	396,983	2,077,104
Plant Products – Barrels	927,898	252,807	746,082	1,926,787
Gas – MMCF	26,768	14,007	14,446	55,221

Income Data ($M)
Future Gross Revenue	$206,368.2	$124,403.2	$122,270.5	$453,041.9
Deductions	51,602.3	17,710.9	68,697.1	138,010.3
Future Net Income (FNI)	$154,765.9	$106,692.3	$53,573.4	$315,031.6

Discounted FNI @ 10%	$120,705.8	$50,800.8	$28,502.7	$200,009.3

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

This report was prepared for the exclusive use and sole benefit of Edge Petroleum Corporation and may not be put to other use without our prior written consent for such use.  The data, work papers, and maps used in this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ MIKE F. STELL
Michael F. Stell, P.E.
Senior Vice President

MFS/pl